FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  January

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following news release was issued today by The Saudi British Bank (SABB), a 40 per cent indirectly held associate of HSBC Holdings plc.

13 January 2010

THE SAUDI BRITISH BANK

YEAR END 2009 RESULTS - HIGHLIGHTS

  Net profit of SAR2,032 million (US$542 million) for the year ended 31 December 2009 - down SAR888 million (US$237 million), or 30.4 per cent, compared with SAR2,920 million (US$779 million) for the same period in 2008.

  Net profit of SAR26 million (US$7 million) for the three months ended 31 December 2009 - down SAR631 million (US$168 million) compared with SAR657 million (US$175 million) for the same period in 2008 and down SAR544 million (US$145 million) compared with SAR570million (US$152 million) for the three months ended 30 September 2009.

  Operating income of SAR5,160 million (US$1,376 million) for the year ended 31 December 2009 - up SAR248 million (US$66 million), or 5.0 per cent, compared with SAR4,912 million (US$1,310 million) for the same period in 2008.

  Customer deposits of SAR89.2 billion (US$23.8 billion) at 31 December 2009 - down SAR3.5 billion (US$0.9 billion), or 3.8 per cent, compared with SAR92.7 billion (US$24.7 billion) at 31 December 2008.

  Loans and advances to customers of SAR76.4 billion (US$20.4 billion) at 31 December 2009 - down SAR3.8 billion (US$1.0 billion), or 4.7 per cent, from SAR80.2 billion (US$21.4 billion) at 31 December 2008.

  The bank's investment portfolio totalled SAR23.8 billion (US$6.3 billion) at 31 December 2009 compared with SAR29.6 billion (US$7.9 billion) at 31December 2008.

  Total assets of SAR126.8 billion (US$33.8 billion) at 31 December 2009 - down SAR4.9 billion (US$1.3 billion), or 3.7 per cent, from 31December 2008.

  Earnings per share of SAR2.71 (US$0.72) for the year ended 31 December 2009 - down 30.4 per cent from SAR3.89 (US$1.04) for the same period in 2008^.

^ Earnings per share for the year ended 31December 2008 have been adjusted to reflect a 1:4 bonus issue approved at an Extraordinary General Meeting held on 10 March 2009 and reflected in the share register as at close of business on the same day.

Commentary

The Saudi British Bank (SABB) recorded a net profit of SAR2,032 million (US$542 million) for the year ended 31 December 2009. Net special commission income increased by SAR230 million (US$61 million), or 7.2 per cent, compared with the same period in 2008, reflecting higher average asset balances and improved margins.

Provisions for possible credit losses increased compared with the same period in 2008 reflecting provisions taken to support the bank's financial position in line with the bank's conservative policy.

Richard Groves, Managing Director of SABB, said: "SABB's continued strong operating income streams and control over costs have enabled the bank to report encouraging profits for the year ended 31 December 2009, notwithstanding the increase in provisions for possible credit losses. The capital adequacy ratio, liquidity and the overall quality of our loan book remain strong.

"We thank our customers for their continued support and our staff for their commitment and contribution to the bank's success."

Media enquiries to Ibrahim Abo-Mouti on +966 (1) 276 4041 or at  ibrahimabomouti@sabb.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: 13 January 2010